EXHIBIT 5.1

[LOEB & LOEB LLP LETTERHEAD]

January 19, 2007

New Dragon Asia Corp.
Suite 2808, International Chamber
of Commerce
Fuhua Three Road
Shenzhen, PRC, 518048

Ladies and Gentlemen:

We refer to the registration statement on Form S-8 under the Securities Act of 1933, as amended (the “Securities Act”), being filed by New Dragon Asia Corp., a Florida corporation (the “Company”), with the U.S. Securities and Exchange Commission, relating to the registration of (i) 2,000,000 shares of the Company’s common stock (the “Shares”) issuable upon the exercise of options granted to Kin Kwong “Peter” Mak (“Mr. Mak”) pursuant to an employment agreement between the Company and Mr. Mak, dated November 2, 2004, and as amended by each of the Supplementary Agreement, dated June 22, 2005 and the Supplementary Agreement, dated January 20, 2006 (collectively, the “Employment Agreement”) and (ii) 6,000,000 Shares issuable upon the exercise of options granted to Mr. Mak pursuant to an option agreement between the Company and Mr. Mak, dated December 13, 2006 (the “Option Agreement”).

We have examined the (i) Registration Statement, (ii) the Amended Articles of Incorporation of the Company, (iii) the By-Laws of the Company, (iv) the Employment Agreement, (v) the Option Agreement, and (vi) originals or photocopies or certified copies of such corporate records, documents and matters of law as we have considered appropriate for the purposes of this opinion. We have also reviewed such other matters of law and examined and relied upon all such corporate records, agreements, certificates and other documents as we have deemed relevant and necessary as a basis for the opinion hereinafter expressed. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with the original documents of all documents submitted to us as copies or facsimiles. We also note that our opinions (to the extent they relate to the laws of Florida) are subject to the same qualifications and assumptions expressed in the opinion of Florida counsel referred to below.

Based upon such examination and relying upon statements of fact contained in the documents which we have examined, it is our opinion that the Shares, when issued upon payment of the exercise price as provided for in the Employment Agreement and the Option Agreement respectively, will be validly issued, fully paid and non-assessable.

While certain members of this firm are admitted to practice in certain jurisdictions other than New York, in rendering the foregoing opinions we have not examined the laws of any jurisdiction other than New York or consulted with members of this firm who are admitted in any other jurisdictions other than New York with respect to the laws of any other jurisdiction. Accordingly, the opinions we express herein are limited to matters involving New York law and the federal laws of the United States. To the extent the opinions expressed herein relate to the laws of Florida, we have relied upon the opinion of Barnett, Bolt, Kirkwood, Long & McBride, whose opinion we believe you and we are justified in relying upon.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act, the rules and regulations of the Securities and Exchange Commission promulgated thereunder, or Item 509 of Regulation S-K promulgated under the Securities Act.

Very truly yours,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP